Exhibit 99.1

On April 22, 2020, Ardagh Group S.A. (the “Company”) held its 2020 Annual General Meeting of Shareholders (the “AGM”) without any physical presence in accordance with the Luxembourg regulation of March 20, 2020 (the “Regulation”).  At the AGM, the Company’s shareholders voted on nine proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on March 25, 2020, as updated on April 7, 2020 in order to advise the shareholders that in accordance with the Regulation, the AGM would take place without any physical presence.  Each of the nine proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 99%.

1.

Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2019 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2019.

2.

Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2019 and approve the Company’s annual accounts for the financial year ended December 31, 2019.

3.

Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2019 and resolve to carry forward the remaining profit for the year ended December 31, 2019.

4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2019 for the proper performance of their duties.

5.	Ratify the appointment by the Board of Directors of the Company of:

a)	Mr. Shaun Murphy on October 30, 2019 as Class II Director of the Company to fill a vacancy on the Board until the 2020 annual general meeting of the shareholders; and

b)	Mr. Philip Hammond on November 12, 2019 as Class III Director of the Company to fill a vacancy on the Board until the 2020 annual general meeting of the shareholders.

6.	Re-elect the Directors of the Company:

a)	Mr. Paul Coulson, as Class I Director until the 2023 annual general meeting of the shareholders;

b)	Mr. David Matthews, as Class I Director until the 2023 annual general meeting of

Exhibit 99.1

the shareholders;

c)	Mr. Edward White, as Class I Director until the 2023 annual general meeting of the shareholders;

d)	Mr. Shaun Murphy, as Class II Director until the 2022 annual general meeting of the shareholders; and

e)	Mr. Philip Hammond, as Class III Director until the 2021 annual general meeting of the shareholders.

7.	Pursuant to the Board of Directors’ proposition to expand the number of directors from eleven (11) to fourteen (14), elect the Directors of the Company:

a)	Ms. Abigail P. Blunt, as Class I Director until the 2023 annual general meeting of the shareholders;

b)	Mr. Yves Elsen, as Class I Director until the 2023 annual general meeting of the shareholders; and

c)	Mr. Oliver Graham, as Class II Director until the 2022 annual general meeting of the shareholders.

8.	Approve the aggregate amount of the directors’ remuneration.

9.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2021 annual general meeting of the shareholders.